GGL DIAMOND CORP.

PRESS RELEASE

GGL launches new dynamic web site

Improved navigation, brighter graphics, better search capability, and more up to date information, graphics, and photos now available

Vancouver, British Columbia, March 13, 2008 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("GGL") is pleased to announce that GGL has re-designed and updated its web site (www.ggldiamond.ca) to better serve its shareholders as well as others seeking information about the Company.

He said, "Many of our investors count on the web as a primary source of information about the Company and its projects. With the new site and a site management tool, we will be in a better position to maintain the site ourselves, ensuring the information is as up to date as possible."

The site not only provides up to date information about GGL's projects, but it also incorporates many features Internet users appreciate – including the ability for viewers to increase the size of the type in the copy for readability – as well as easier navigation, brighter and simpler graphics, and better search capability.

The **stock "ticker"** now appears on the top right hand of every page, while the **SEARCH** tool – at the bottom of every page -- enables visitors to search the site for key words and names. **News Releases** and **Financial** reports are easily accessible and organized by year. The **PROJECTS** section is organized into GGL's three areas of interest: **Nickel, Gold/copper, and Diamonds**.

A new **SPECIAL** section includes an **Image Gallery**, which gives investors a visual idea of what our exploration activities are all about and how our geologists spend their days. Included in the current Image Gallery are photos from the 2007 exploration season on the Providence Greenstone Belt in the Northwest Territories.

Also in the SPECIAL section, under **Media Articles**, we will reproduce articles that may be of interest to our shareholders and site visitors. Currently, this section includes an article about GGL that appeared in a recent issue of *The Northern Miner*.

One click to "**Contact Us**" will send us an email with your comments and feedback on the site (or any other matter).

"We are currently populating some of the sections, with additional maps and charts, and the Frequently Asked Questions, under the SPECIAL section. We welcome your ideas and questions," Hrkac said.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

GGL DIAMOND CORP.

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp. Phone: (604) 688-0546
Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END